April 25, 2011

VIA EDGAR

Edward P. Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds
Post-Effective Amendment No. 36 to the Registration Statement Filed on April 15, 2011
Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with Jim O’Connor, U.S. Counsel for Aberdeen Asset Management Inc., on April 20, 2011.  The Amendment contains the prospectus and Statement of Additional Information (“SAI”) for the Aberdeen Emerging Markets Debt Local Currency Fund and the Aberdeen Global High Yield Bond Fund (each a “Fund” and collectively, the “Funds”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:            In each Fund’s fee and expense table, please move the location of footnote 1 from the “Annual Fund Operating Expenses” line item to the “Other Expenses” line item.

Response:             The above-referenced change has been made.

Comment No. 2:            Please explain why it is appropriate to include derivatives for purposes of each Fund’s 80% policy.  Please also explain how derivatives will be calculated for purposes of the 80% policy.

Response:             Footnote 13 to the adopting release for Rule 35d-1 explains that the proposed rule would have required a fund with a name suggesting the fund focuses its investments in a particular type of security to invest at least 80% of its assets in such type of security.  The Staff specifically modified the final rule to state that a fund with a name suggesting that the fund focuses investments in a particular type of investment invest at least 80% of its assets in the indicated investments.  The Staff explained that this was done to permit, in appropriate circumstances, the fund to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in the basket.  To the extent a Fund utilizes derivatives that have economic characteristics similar to securities that would otherwise fall within the Fund’s 80% policy, the Registrant believes it would be appropriate to include these when calculating the 80% basket.  In such instances, a Fund would use the notional value of the instrument for purposes of the calculation.

Comment No. 3:            In the Non-Diversified Fund Risk disclosure included in the Aberdeen Emerging Market Debt Local Currency Fund’s principal risk disclosure, please include a statement that the Fund is non-diversified.

Response:             The above-referenced change has been made.

Comment No. 4:            In the table under the “Portfolio Managers” section of each Fund’s summary, please indicate the length of service each portfolio manager has on behalf of the Fund, and not with the Adviser.

Response:             The above-referenced change has been made.

Comment No. 5:            In the Principal Strategies section of the Aberdeen Global High-Yield Bond Fund’s summary, after the statement in the first sentence that the Fund invests in bonds that are below investment grade, please add the following parenthetical: (commonly known as “junk bonds”).

Response:             The above-referenced change has been made.

Comment No. 6:            In the “Additional Information about Investments, Investment Techniques and Risks” section, pursuant to Item 9(c) of Form N-1A, please add non-diversified fund risk to the table of additional investments and risks for Aberdeen Emerging Markets Debt Local Currency Fund, and add non-diversified risk disclosure to the supplemental risk disclosure following the table.

Response:             The Registrant respectfully declines this comment. Non-Diversified Fund Risk disclosure is already included in the “Principal Risks” section of the Fund’s summary.  The Registrant notes that General Instruction C.3.(a) to Form N-1A states that information included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.

Comment No. 7:            Pursuant to Item 9(a) of Form N-1A, please include a statement in the “Additional Information about Investments, Investment Techniques and Risks” section that each Fund’s investment objective may be changed without shareholder approval.

Response:             The Registrant respectfully declines this comment. The above-mentioned statement is already included in the “Principal Strategies” section of the Fund’s summary.  The Registrant notes that General Instruction C.3.(a) to Form N-1A states that information included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.

Comment No. 8:            Appendix A to the SAI states that a portfolio manager’s year-end discretionary cash bonus will be based on, among other things, performance.  Please add specificity as to how such performance is measured, as required by Item 20(b) of Form N-1A, such as whether compensation is based on Fund pre- or after-tax performance over a certain period of time and identify any benchmark used to measure performance.

Response:             Performance is not a substantial portion of a portfolio manager’s compensation.  To the extent performance is factored into a portfolio manager’s year-end discretionary bonus, such performance is judged over all of the accounts the portfolio manager contributes to over a broad time frame and is not judged against any specific benchmark.  The performance of the Funds is not factored into the determination of a portfolio manager’s discretionary bonus.  In response to this comment, the Registrant has revised the disclosure in Appendix A to clarify these points.

The above-referenced Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)           the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5770 or Jim O’Connor at (215) 405-5713.

Very truly yours,

/s/ Lucia Sitar
Lucia Sitar
Vice President
Aberdeen Funds

cc:	Rose F. DiMartino, Willkie Farr & Gallagher LLP
Jim O’Connor, Aberdeen Asset Management Inc.